STARFIELD RESOURCES INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
As at January 10, 2005
Form 51-102F1
FOR THE 3rd QUARTER ENDED November 30, 2004

FORWARD

This Management Discussion and Analysis (“MD&A”) provides relevant information on the operations and financial condition of Starfield Resources Inc., (“Starfield” or the “Company”) during the three-month period ended November 30, 2004. This MD&A has been prepared as of January 10, 2005.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended November 30, 2004. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended November 30, 2004. Starfield’s Management is responsible for the preparation of these financial statements and notes thereto and the MD&A. These financial statements and the notes therein have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company’s AIF and the unaudited financial statements and the notes thereto for the period ended November 30, 2004 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the SEC in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending November 30, 2004.

	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	419,842	498,213	500,196	565,413	459,700	279,311	369,656	404,547
Stock based compensation	-	126,665	-	8,140	41,144	-	-	132,324
Large capital taxes	-	-	-	-	-	-	-	7,848
Loss – Canadian GAAP	419,842	624,878	500,196	573,553	500,844	279,311	369,656	544,719

Deferred mineral property costs	3,284,986	3,610,871	1,772,425	885,909	1,635,033	373,107	160,365	653,778
Loss – US GAAP	3,704,828	4,235,749	2,272,621	1,459,462	2,135,877	652,418	530,041	1,198,497

Loss per share – Canadian GAAP	0.0038	0.0057	0.0054	0.0082	0.0076	0.0044	0.0060	0.0084
Loss per share – US GAAP	0.0336	0.0386	0.0247	0.0208	0.0327	0.0107	0.0087	0.0231
Weighted average number of shares	110,276,230	109,865,720	91,980,308	70,241,100	65,230,045	60,904,040	60,727,373	51,906.222

Total Assets	34,394,797	31,849,281	31,535,702	25,425,329	23,993,618	21,991,596	21,606,323	21,595,636
Total long-term financial liabilities	-	-	-	-	-	-	-	4,852

Cash dividends	-	-	-	-	-	-	-	-

For the quarter ended November 30, 2004, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $3,159,035 were conducted on the Company’s 100% owned Ferguson Lake property and a total of $125,951 on the Starfield/Wyn property (the Company has an option to earn a 50% interest in this property).

During the quarter ended November 30, 2004, the Company completed part of its private placement placing 5,222,200 units and 1,385,000 flow through common shares, both at $0.45 to raise a total of $2,680,915 net of finders fees. In addition, 650,000 outstanding share purchase warrants were exercised netting the Company $162,500. As a result of the ongoing exploration expenditures and the foregoing amount of capital raised during the quarter, the Company’s working capital decreased to a deficiency of $124,796 as at November 30, 2004 compared to a positive working capital of $302,132 as at August 31, 2004. Subsequent to the end of the quarter, the Company has competed the remainder of its November private placement to raise the net amount of $1,114,982 and also has completed a flow-through common share private placement of 888,890 shares at $0.45 per share to raise a further net amount of $400,000. Management is of the opinion that the Company will continue to have successful exploration campaigns and that working capital will be augmented by funding from private placements and through the exercise of outstanding options and warrants.

For fiscal 2005, the Company plans on spending approximately $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2004

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance
Travel & Conferences	120,000	155,937	35,937	360,000	376,628	16,628
Computer fees	33,000	6,813	(26,187)	99,000	35,252	(63,748)
Advertising & Promotion	60,000	29,342	(30,658)	180,000	91,759	(88,241)
Consulting	120,000	42,890	(77,110)	360,000	180,316	(179,684)
Management & Investor Relations	51,000	24,000	(27,000)	153,000	152,403	(597)
Office & Rent	135,000	89,278	(45,722)	405,000	309,274	(95,726)
Professional Fees & Regulatory Fees	60,000	70,560	10,560	180,000	269,554	89,554
TOTAL EXPENSES	579,000	418,820	(160,180)	1,737,000	1,415,186	(321,814)

For the quarter ended November 30, 2004, expenses, excluding amortization of $1,022, totaled $418,820 and was under budgeted expenses of $579,000 by $160,180. This was mainly a result of the following expenses which came in under budget: Consulting ($77,110), Computer fees ($26,187), Advertising and Promotion ($30,658), Management and Investor Relations ($27,000) as well as Office and Rent ($45,722). Travel and Conferences was the one expense which was over budget by a large amount ($35,937).

For the 9 months ended November 30, 2004 total expenses of $1,415,186 were under budget by $321,814. Major deviations from the budgeted amounts occurred in Computer fees ($63,748 under budget), Advertising & Promotion ($88,241 under budget), Consulting ($179,684 under budget) and Office & Rent ($95,726 under budget). Travel and Conferences ($16,628) and Professional & Regulatory fees ($89,554) were both over budgeted amounts. Professional and Regulatory fees are also significantly higher than the comparable period in the previous fiscal year due to the increased number and dollar amounts of private placement funding and their associated legal and TSX Venture Exchange filing fees.

FERGUSON LAKE EXPLORATION

During the quarter ended November 30, 2004, the Company expended $3,284,986 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium Nunavut, Canada project (direct exploration on 100% owned property $3,159,035 and exploration on Wyn/Starfield 50% option property $125,951).

Current Quarter Deferred Exploration Work breakdown:

a)	Ferguson Lake – 100% Starfield

	- Personnel	$776,455
	- Aircraft support including helicopter moves	1,203,798
	- Diamond drilling	726,820
	- Camp support costs including fuel requirements	222,935
	- Analytical and Geophysical Services	218,381
	- Mobilization and demobilization	10,646
		$3,159,035
b)	Ferguson Lake - Starfield/Wyn 50% Option

	- Personnel	$19,372
	- Air support including helicopter moves	27,094
	- Diamond drilling	67,250
	- Camp support costs including fuel requirements	654
	- Analytical and geophysical services	10,927
	- Mobilization and demobilization	654
		$125,951

The 2004 Ferguson Lake combined Phase I and Phase II Exploration Program (March 1, 2004 to February 28, 2005) budgeted at approximately $8,500,000 had the following objectives:

1.
Delineation diamond core drilling (15,000 meters) in the “Pit Area” eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel- Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and open 3-kilometer long positive UTEM conductor known as the 119 Zone Extension newly-identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

4.	Diamond drill 2 HQ size holes, one in the massive sulphides and one in the low sulphides to be stored pending metallurgical testing.

The Company has for the 3 quarters ended November 30, 2004 expended $8,668,282 on the Phase I and II Ferguson Lake exploration program. As at January 10, 2005, 56 inclined and 2 wedge diamond drill holes for approximately 21,300 meters have been completed under this program. During the quarter ended November 30, 2004, massive sulphide results were reported for 23 diamond drill holes, the highlights of which will be discussed further along in this report. Results from 2 massive sulphide intersections on the West Zone, 7 massive sulphide intersections on the East side of the property (2 of which are from the Wyn joint venture property) and 1 massive sulphide intersection from the 119 Extension have yet to be reported and are pending receipt of final data from the assay laboratory. Additionally, results from 24 diamond drill holes in the Pit Area have yet to have the platinum and palladium results from the low sulphides reported on, and receipt of final data from the assay laboratory is pending. The Company had difficulty obtaining experienced diamond drill crews during 2004 particularly as it related to the deep 119 Extension Zone. Accordingly, the budgeted 12,000 meters for this area was not accomplished as only 4110 meters were completed. Nevertheless, 2 wedge holes off hole 174 were completed which saved a considerable length of overburden drilling. Some 7 exploration diamond drill holes on the East side of the property and 2 test holes (for metallurgical testing) for a total of 2980 meters were added to the program.

Highlights of 18 out of 22 diamond drill holes reported up to January 10, 2005, and, since the last Management

Discussion, from the definition drilling for main sulphide lenses in the West Zone “Pit Area” are highlighted in Table I. These results are for holes completed in the West Zone between grid lines of 35+67W and 58+00W or over a strike length of more than 2 kilometers. This definition drilling is part of Starfield’s 2004 Exploration Program which has the objective of increasing the “indicated” mineral resources reported in the 2002 estimate of 6.7 million tonnes at 1% Cu+Ni cut-off grade for the “Pit Area” (Dr. N.C. Carter, April 4, 2003), as well as testing for the footwall-style platinum and palladium mineralization known to occur below the massive sulphide lenses.

The Company is encouraged by the following results which provide additional information regarding lateral and down-dip continuity of the massive sulphide lens(es) within the eastern part of the West Zone and should provide significant data for a revised estimate of indicated mineral resources. The results also continue to demonstrate the direct correlation between sulphide mineralization and electromagnetic conductors identified by airborne and surface geophysical surveys on the Ferguson Lake property.

TABLE I “PIT AREA” HIGHLIGHTS – DEFINITION DRILLING – MAIN SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-182	-60°	47+90W/ 1+75N	199.53-202.25	2.72 8.92	0.524	0.225	0.030	1.08	0.25	1.33
		(including	199.53-201.15	1.62 5.31	0.712	0.361	0.048	1.48	0.40	1.88)

04-183	-75°	47+90W/ 1+75N	159.68-164.30	4.62 15.16	1.151	0.588	0.077	1.01	0.11	1.12
		(including	161.78-164.30	2.52 8.27	1.658	1.021	0.131	2.07	0.18	2.25)

04-184	-60°	47+45W/ 1+75N	152.96-155.58	2.62 8.60	1.276	0.563	0.074	1.16	0.10	1.26

04-185	-75°	47+45W/ 1+75N	156.80-176.90	20.10 65.94	1.078	0.899	0.121	2.00	0.25	2.25
		(including	156.80-162.02	5.22 17.13	1.339	0.802	0.106	1.70	0.43	2.13)
		(including	164.00-176.90	12.90 42.32	1.123	1.069	0.145	2.20	0.21	2.41)
04-186	-60°	47+00W/ 1+75N	138.65-141.70	3.05 10.01	1.047	0.737	0.092	1.60	0.50	2.10
			141.70-149.55	Gabbro dyke
			149.55-153.35	3.80 12.47	0.930	1.088	0.139	1.77	0.16	1.93

04-187	-75°	47+00W/ 1+75N	171.43-179.00	7.57 24.84	1.402	1.075	0.138	1.93	0.20	2.13

04-189	-60°	57+00W/ 2+00N	61.17-65.00	3.83 12.57	0.599	0.307	0.047	0.57	0.15	0.72
		(including	61.17-63.88	2.71 8.89	0.653	0.347	0.067	0.66	0.09	0.75)

04-190	-60°	58+00W/ 2+00N	36.00-41.07	5.07 16.63	0.726	1.07	0.129	1.87	0.17	2.04
			44.75-46.19	1.44 4.72	0.913	0.533	0.085	1.21	0.19	1.40

04-191	-60°	58+00W/2+00N	105.74-107.08	1.34 4.40	0.394	0.534	0.067	1.13	0.12	1.25
			143.30-147.12	3.82 12.53	0.942	0.676	0.088	2.02	0.11	2.13

04-192	-60°	39+35W/1+40N	50.38-56.15	5.77 18.93	1.370	0.922	0.113	2.02	0.27	2.29
			56.15-65.70	Gabbro Dyke
			65.70-72.45	6.75 22.15	1.377	0.980	0.120	2.30	0.64	2.94
			85.06-88.02	2.96 9.71	1.188	1.021	0.213	2.12	0.17	2.29

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-193	-72.5°	39+35W/1+40N	55.55-62.12	6.57 21.56	1.436	1.024	0.102	2.30	0.27	2.57
			68.45-79.00	10.55 34.61	0.752	0.956	0.106	1.90	0.26	2.16

04-194	-60°	48+80W/1+75N	150.70-164.80	14.10 46.26	0.944	0.398	0.046	1.00	0.19	1.19
		(including	160.59-164.80	4.21 13.81	1.655	0.512	0.059	1.27	0.16	1.43)
04-195	-75°	48+80W/1+75N	146.00-148.28	2.28 7.48	0.854	1.061	0.127	2.28	0.20	2.48
			167.55-173.54	5.99 19.65	0.561	0.940	0.109	1.83	0.43	2.26

04-197	-75°	42+75W/1+65N	85.40-92.68	7.28 23.88	1.216	1.067	0.139	2.01	0.21	2.22

04-198	-60°	41+70W/1+55N	138.23-144.38	6.15 20.18	1.328	1.118	0.140	2.62	0.20	2.82
			146.60-148.10	1.50 4.92	3.884	0.897	0.105	0.61	0.03	0.64

04-199	-72.5°	41+70W/1+55N	71.38-71.81	0.43 1.41	0.193	1.101	0.082	0.41	1.90	2.31
			72.11-72.41	0.30 0.98	0.332	1.121	0.088	0.03	1.94	1.97

04-201	-60°	41+00W/1+50N	80.70-84.90	4.20 13.78	1.427	0.811	0.108	2.22	0.34	2.56
			104.54-107.44	2.90 9.51	1.027	0.640	0.120	2.50	0.52	3.02

04-204	-60°	40+70W/0+80N	45.30-58.00	12.70 41.67	0.937	0.810	0.084	1.83	0.46	2.29

On November 22, 2004 the Company reported results from drilling the first hole on the 119 Extension. FL04-174 and two directionally-drilled wedge holes (W1, W2) off FL04-174 intersected massive sulphides within the bottom third of a conductor interpreted to be a minimum of 600 meters in depth extent.

This drilling tested the surface UTEM-3 geophysical deep conductive anomaly known as the 119 Extension that extends for 3-kilometers in a southwesterly direction from the 119 Zone copper-nickel-cobalt-palladium-platinum massive sulphide discovery. Hole FL04-174 was collared on section line OF83+80W/11+67N and is a 750 meters step-out from holes previously drilled at the 119 Zone discovery.

Massive sulphides were encountered in FL04-174 at a core depth of 1295 meters (7.12 meters of mineralization) and again at 1307 meters (2.65 meters of mineralization – Table II). Borehole UTEM (BHUTEM) geophysical surveys conducted by S.J.Geophysics Ltd. confirmed the presence of a strong conductor and further interpretation suggests that the two massive sulphide intercepts encountered were located in the bottom one-third of this conductor. BHUTEM modeling directed the drilling of wedge one (W1) to intercept the conductor above and up-dip from the 04-174 massive sulphide horizons. Wedge one core drilling intersected 1.65 meters of sulphide mineralization at 1215 meters depth before encountering post-mineral dykes and a final 0.65 meters of sulphide mineralization at 1264 meters. BHUTEM geophysical survey work on FL04-174 W1 recorded the presence of the strong conductor at these mineralized intercepts, but because of the unfortunate presence of post-mineral dykes the next hole, Wedge two (W2), was directionally drilled off-section to the West in an attempt to bypass the dyke emplacement area.

TABLE II HIGHLIGHTS – 119 EXTENSION – MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174	-76°	83+80W/11+67N	1295.98-1303.10	7.12 (23.36)	0.711	0.499	0.057	1.10	0.18	1.28
			1307.82-1310.47	2.65 (8.69)	1.799	0.662	0.075	2.00	0.16	2.16

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174 W1	wedge	83+80W/11+67N	1215.48-1217.13	1.65 (5.41)	0.336	0.788	0.127	1.01	0.12	1.13
			Post mineral dykes
			1264.18-1264.83	0.65 (2.13)	0.588	0.389	0.043	1.06	0.15	1.21

04-174W2	wedge	83+80W/11+67N	1220.30-1228.40	8.1 (26.57)	0.958	0.657	0.075	1.59	0.30	1.89
		(including	1220.30-1222.20	1.9 (6.23)	1.168	0.724	0.082	1.78	0.92	2.70)
		(Including	1223.60-1228.40	4.8 (15.75)	1.091	0.806	0.092	1.91	0.15	2.06
		(including	1223.60-1226.30	2.7 (8.86)	1.371	0.926	0.104	2.30	0.26	2.56)

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

The second wedge hole (W2) intercepted 8.1 meters of massive sulphide mineralization at a hole depth of 1220 meters. Additional down-hole geophysical surveying was conducted by Crone Geophysics and Exploration Ltd. utilizing their Pulse electromagnetic geophysical instrument system (PEM). Preliminary interpretation and modeling of the W2 PEM survey has been received from Crone who state that “the hole is characterized by a very long wavelength in-hole response evident at a hole depth of ~ 1220 meters, indicating the hole has intersected a very large and highly conductive source at /near this depth.” Numerical Modeling of the down-hole PEM results is interpreted by Crone as follows: “A conductor with a minimum depth extent of 600m had to be utilized and in fact much closer fits to the measured field data were obtained when the size of the body was increased to 700-800m. It is impossible to determine the total strike extent of a conductive source from the survey of just one hole but in the modeling a minimum strike extent of 800-1000m was utilized. Modeling results also indicated that the dip of this zone was likely on the order of 75 degrees.” Crone further notes that “given the high conductance and large dimensions of this source, this appears as an extremely attractive and high priority target for future exploration.” The diagram of the position of the conductive plate in relation to the three drilled sulphide intercepts (04-174,W1, W2) indicates that the center of the conductive plate is up-dip from the 1200-1230 meter area of mineralization intersected by this hole (see diagrams at www.starfieldres.com). Therefore, the top one-half of the conductor remains open for further drill-testing.

Starfield considers the W2 massive sulphide intercepts to be particularly important in that the increase in thickness, base-metal grade and stratification of PGE’s (see increase in Pt in 1.9m interval) is similar to some of the massive sulphide lenses encountered in the 119 zone. It is important to note that the Ferguson Lake gabbro host rock for the sulphide mineralization located in the area of the 04-174 conductor is relatively thin, ranging from 20 to 40 meters in hole length. This unique gabbro body continues to display high background geochemical palladium content ranging from 40 to 400 parts per billion which is characteristic of the Ferguson Lake District gabbro across the 19 kilometers wide property.

Starfield Resources’ identification of the deep conductive zone known as the 119 Extension has been proven by step-out drilling to be due to the presence of sulphide mineralization. Down-hole geophysical surveys indicate the presence of strong conductive targets of considerable vertical extent (600 meters) along strike from the holes drilled to date. This continuous sheet-like conductor has only been tested from two drill set-ups along its + 3 kilometer strike length. The fact that the recently discovered massive sulphide mineralization is hosted within relatively thin gabbro bodies demonstrates the need to continue to explore the district using both surface, deep penetrating electromagnetic instruments and down-hole geophysical survey methods. Starfield Resources is encouraged that these modern exploration methods continue to expand the lateral extent of the Ferguson Lake District massive sulphide resources and to vertical depths of between 800 and 900 meters.

The property-wide inferred mineral resource of 54.8 million tonnes is estimated to contain 1.2 billion pounds of copper, 713 million pounds of nickel, 80 million pounds of cobalt, 2.4 million ounces palladium and 0.4 million ounces of platinum. Mineral resource estimates incorporating all drill holes completed between 1999 and 2002, prepared by independent consulting geologist Dr. N.C. Carter, P.Eng. (April 8, 2003), include an inferred mineral resource for four sulphide zones (West Zone, East Zone I and II, 119 Zone) totaling 54.8 million tonnes grading 0.99% copper, 0.59% nickel, 0.068% cobalt, 1.37 grams/tonne palladium and 0.24 gram/tonne platinum at a 1% copper+nickel cutoff grade. An indicated mineral resource for the eastern part of West Zone (“Pit Area”) was estimated to be 6.7 million tonnes with average grades of 0.92% copper, 0.65% nickel, 0.072% cobalt, 1.39 grams/tonne palladium and 0.20 gram/tonne platinum at a similar copper+nickel cutoff grade of 1%. Revised mineral resource estimates incorporating the results of drill holes completed in late 2003 and 2004 are expected during the first quarter of 2005.

Drilling to date in the “Pit Area” and the remainder of West Zone has demonstrated that the strong UTEM geophysical conductor reflects a continuous “sheet” of sulphide mineralization which has been aggressively explored (1999-2004) between section lines 39+00W and 68+00W or over a strike length of 2.9 kilometers. Recent surface geophysical surveys (UTEM and SQUID) plus down-hole EM surveys completed further to the west and southwest have confirmed that a strong geophysical conductor, some 5 kilometers in length and also related to sulphide mineralization, continues along strike from West Zone mineralization. The Company has completed approximately 85,000 meters of diamond drilling on the Ferguson Lake property which potentially hosts one of the largest undeveloped base and precious-metal resources in North America.

DIRECTORS AND OFFICERS

The Directors as of the date of this report are the following:

Glen J. Indra
Glen Macdonald
Robert Maddigan
Henry Giegerich
Ross Glanville

LIQUIDITY AND SOLVENCY

The Company had a working capital deficiency at the end of the third quarter ending November 30, 2004 of $124,796 compared to a positive working capital at the end of the previous fiscal year ending February 29, 2004 of $432,192. Subsequent to the quarter end, a further $1,514,982 was raised through private placements (see Subsequent Events).

There have been no changes in accounting policies by the Company from the accounting policies detailed in the most recent audited financial statements dated February 29, 2004. The Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

SUBSEQUENT EVENTS

a)
The Company closed the balance of the Private Placement that was announced on October 18, 2004 and amended on November 30, 2004, for net proceeds of $1,114,982. The Private Placement was for a total amount of $4,212,108 (net amount $3,795,897) consisting of 1,385,000 Flow Through Common Shares and 7,975,241 Non-Flow Through Units (one Common Share and a one-half Purchase Warrant per Unit). Both the Flow Through Common Shares and the Units were priced at $0.45 and each full Purchase Warrant together with a payment of $0.75 will entitle the holder to acquire a further Common Share for an ensuing period of 24 months.

b)
On December 29, 2004, the Company announced a Private Placement in the amount of $400,000 for 888,890 Flow Through Common Shares at a price of $0.45 per Common Share. This Private Placement received regulatory approval and closed on January 7, 2005.

c)
On December 10, 2004, the Company received $25,000 pursuant to the exercise of 100,000 share purchase warrants at $0.25 each and on December 31, 2004, the Company received $2,062.50 pursuant to the exercise of 8,250 share purchase warrants at $0.25 each.